SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No.) *

Cytokinetics, Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

23282W100

(CUSIP Number)

April 20, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

(Page 1 of 18 Pages)

_________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 18 Pages
1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Deerfield Capital, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 16,691,158 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 16,691,158 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,691,158 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.98%
12.	TYPE OF REPORTING PERSON* PN

(1) Comprised of an aggregate of 4,699,908 shares of common stock, an aggregate of 6,563,000 shares of common stock issuable upon the conversion of preferred stock, and an aggregate of 5,428,250 shares of common stock issuable upon exercise of common stock purchase warrants held by Deerfield Special Situations Fund, L.P., Deerfield Private Design Fund II, L.P. and Deerfield Private Design International II, L.P.  The provisions of the preferred stock and warrants beneficially owned by the reporting person restrict the exercise or conversion of such securities to the extent that, upon such exercise or conversion, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.98% of the total number of shares of the Issuer then outstanding (the “Ownership Cap”).  Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares underlying such preferred stock and warrants to the extent beneficial ownership of such shares would cause all reporting persons hereunder, in the aggregate, to exceed the Ownership Cap.

Page 3 of 18 Pages
1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Deerfield Special Situations Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,816,158 (2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,816,158 (2)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,816,158 (2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.80%
12.	TYPE OF REPORTING PERSON* PN

(2) Comprised of 1,049,908 shares of common stock, 963,000 shares of common stock issuable upon the conversion of preferred stock, and 803,250 shares of common stock issuable upon exercise of common stock purchase warrants.

Page 4 of 18 Pages
1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Deerfield Private Design Fund II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 6,466,350 (3)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 6,466,350 (3)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,466,350 (3)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.39%
12.	TYPE OF REPORTING PERSON* PN

(3)  Comprised of  1,700,900  shares of common stock,  2,610,000 shares of common stock issuable upon the conversion of preferred stock, and 2,155,450 shares of common stock issuable upon exercise of common stock purchase warrants.

Page 5 of 18 Pages
1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Deerfield Private Design International II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 7,408,650 (4)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 7,408,650 (4)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,408,650 (4)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.52%
12.	TYPE OF REPORTING PERSON* PN

(4)  Comprised of  1,949,100 shares of common stock, 2,990,000 shares of common stock issuable upon the conversion of preferred stock, and 2,469,550 shares of common stock issuable upon exercise of common stock purchase warrants.

Page 6 of 18 Pages
1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Deerfield Management Company, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,195,893 (5)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,195,893 (5)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,195,893 (5)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.59%
12.	TYPE OF REPORTING PERSON* PN

(5) Comprised of 1,432,143 shares of common stock, 1,507,000 shares of common stock issuable upon the conversion of preferred stock, and 1,256,750 shares of common stock issuable upon exercise of common stock purchase warrants held by Deerfield Special Situations Fund International Limited.

Page 7 of 18 Pages
1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Deerfield Special Situations Fund International Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,195,893 (6)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,195,893 (6)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,195,893 (6)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.59%
12.	TYPE OF REPORTING PERSON* CO

(6) Comprised of 1,432,143 shares of common stock, 1,507,000 shares of common stock issuable upon the conversion of preferred stock, and 1,256,750 shares of common stock issuable upon exercise of common stock purchase warrants.

Page 8 of 18 Pages
1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) James E. Flynn
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 20,887,051 (7)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 20,887,051 (7)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,887,051 (7)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.98%
12.	TYPE OF REPORTING PERSON* IN

(7) Comprised of an aggregate of 6,132,051 shares of common stock, an aggregate of 8,070,000 shares of common stock issuable upon the conversion of preferred stock, and an aggregate of 6,685,000 shares of common stock issuable upon exercise of common stock purchase warrants held by Deerfield Special Situations Fund, L.P., Deerfield Private Design Fund II, L.P., Deerfield Private Design International II, L.P. and Deerfield Special Situations Fund International Limited.  The provisions of the preferred stock and warrants beneficially owned by the reporting person restrict the exercise or conversion of such securities to the extent that, upon such exercise or conversion, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.98% of the total number of shares of the Issuer then outstanding (the “Ownership Cap”).  Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares underlying such preferred stock and warrants to the extent beneficial ownership of such shares would cause all reporting persons hereunder, in the aggregate, to exceed the Ownership Cap.

Page 9 of 18 Pages

CUSIP No.  23282W100

Item 1(a).	Name of Issuer:

Cytokinetics, Incorporated

Item 1(b).	Address of Issuer's Principal Executive Offices:

280 East Grand Avenue, South San Francisco, California 94080

Item 2(a).	Name of Person Filing:

James E. Flynn, Deerfield Capital, L.P., Deerfield Special Situations Fund, L.P., Deerfield Management Company, L.P., Deerfield Special Situations Fund International Limited; Deerfield Private Design Fund II, L.P.; Deerfield Private Design International II, L.P.

Item 2(b).	Address of Principal Business Office, or if None, Residence:

James E. Flynn, Deerfield Capital, L.P., Deerfield Special Situations Fund, L.P., Deerfield Management Company, L.P., Deerfield Private Design Fund II, L.P., Deerfield Private Design International II, L.P., 780 Third Avenue, 37th Floor, New York, NY 10017; Deerfield Special Situations Fund International Limited, c/o Citi Hedge Fund Services (B.V.I.) Ltd., Bison Court, Columbus Centre, P.O. Box 3460, Road Town, Tortola, D8, British Virgin Islands

Item 2(c).	Citizenship:

Mr. Flynn - United States citizen
Deerfield Capital, L.P., Deerfield Special Situations Fund, L.P., Deerfield Management Company, L.P. and Deerfield Private
Design Fund II, L.P.- Delaware limited partnerships
Deerfield Special Situations Fund International Limited - British Virgin Islands corporation
Deerfield Private Design International II, L.P. – British Virgin Islands limited partnership

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

23282W100

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

Page 10 of 18 Pages

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _________________

Item 4.	Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned**:

Deerfield Capital, L.P. – 16,691,158 shares
Deerfield Special Situations Fund, L.P. – 2,816,158 shares
Deerfield Private Design Fund II, L.P. – 6,466,350 shares
Deerfield Private Design International II, L.P. – 7,408,650 shares
Deerfield Management Company, L.P. – 4,195,893 shares
Deerfield Special Situations Fund International Limited – 4,195,893 shares
James E. Flynn – 20,887,051 shares

(b)	Percent of class**:

Deerfield Capital, L.P. – 9.98%
Deerfield Special Situations Fund, L.P. – 3.80%
Deerfield Private Design Fund II, L.P. – 8.39%
Deerfield Private Design International II, L.P. – 9.52%
Deerfield Management Company, L.P. – 5.59%
Deerfield Special Situations Fund International Limited – 5.59%
James E. Flynn – 9.98%

(c)	Number of shares as to which such person has**:

	(i)	Sole power to vote or to direct the vote	All Reporting Persons - 0

	(ii)	Shared power to vote or to direct the vote
Deerfield Capital, L.P. – 16,691,158
Deerfield Special Situations Fund, L.P. – 2,816,158
Deerfield Private Design Fund II, L.P. – 6,466,350
Deerfield Private Design International II, L.P. – 7,408,650
Deerfield Management Company, L.P. – 4,195,893
Deerfield Special Situations Fund International Limited – 4,195,893
James E. Flynn - 20,887,051

Page 11 of 18 Pages

(iii)	Sole power to dispose or to direct the disposition of	All Reporting Persons - 0

(iv)	Shared power to dispose or to direct the disposition of
Deerfield Capital, L.P. – 16,691,158
Deerfield Special Situations Fund, L.P. – 2,816,158
Deerfield Private Design Fund II, L.P. – 6,466,350
Deerfield Private Design International II, L.P. – 7,408,650
Deerfield Management Company, L.P. – 4,195,893
Deerfield Special Situations Fund International Limited – 4,195,893
James E. Flynn - 20,887,051

**See footnotes on cover pages which are incorporated by reference herein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Page 12 of 18 Pages

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

See Exhibit B

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certifications.

"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect."

Page 13 of 18 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DEERFIELD CAPITAL, L.P.

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Darren Levine
Darren Levine, Attorney-In-Fact

DEERFIELD SPECIAL SITUATIONS FUND, L.P.

By:	Deerfield Capital, L.P., General Partner

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Darren Levine
Darren Levine, Attorney-In-Fact

DEERFIELD PRIVATE DESIGN FUND II, L.P.

By:	Deerfield Capital, L.P., General Partner

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Darren Levine
Darren Levine, Attorney-In-Fact

DEERFIELD PRIVATE DESIGN INTERNATIONAL II, L.P.

By:	Deerfield Capital, L.P., General Partner

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Darren Levine
Darren Levine, Attorney-In-Fact

Page 14 of 18 Pages

DEERFIELD MANAGEMENT COMPANY, L.P.

By:	Flynn Management LLC, General Partner

By:	/s/ Darren Levine
Darren Levine, Attorney-In-Fact

DEERFIELD SPECIAL SITUATIONS FUND INTERNATIONAL LIMITED

By:	/s/ Darren Levine
Darren Levine, Attorney-In-Fact

JAMES E. FLYNN

/s/ Darren Levine
Darren Levine, Attorney-In-Fact

Date:  February 7, 2012

Exhibit List

Exhibit A.  Joint Filing Agreement.

Exhibit B.  Item 8 Statement.

Exhibit C (1).  Power of Attorney.

(1) Previously filed as Exhibit 99.2 to a Form 13D/A with regard to Flamel Technologies S.A. filed with the Securities and Commission on January 4, 2012 by Deerfield Capital L.P.; Deerfield Management Company, L.P.; Deerfield Special Situations Fund, L.P.; Deerfield Special Situations Fund International Limited; Deerfield Private Design Fund II, L.P.; Deerfield Private Design International II, L.P. and James E. Flynn.

Exhibit A

Agreement

     The undersigned agree that this Schedule 13G, and all amendments thereto, relating to the Common Stock of Cytokinetics, Incorporated shall be filed on behalf of the undersigned.

DEERFIELD CAPITAL, L.P.

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Darren Levine
Darren Levine, Attorney-In-Fact

DEERFIELD SPECIAL SITUATIONS FUND, L.P.

By:	Deerfield Capital, L.P., General Partner

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Darren Levine
Darren Levine, Attorney-In-Fact

DEERFIELD PRIVATE DESIGN FUND II, L.P.

By:	Deerfield Capital, L.P., General Partner

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Darren Levine
Darren Levine, Attorney-In-Fact

DEERFIELD PRIVATE DESIGN INTERNATIONAL II, L.P.

By:	Deerfield Capital, L.P., General Partner

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Darren Levine
Darren Levine, Attorney-In-Fact

DEERFIELD MANAGEMENT COMPANY, L.P.

By:	Flynn Management LLC, General Partner

By:	/s/ Darren Levine
Darren Levine, Attorney-In-Fact

DEERFIELD SPECIAL SITUATIONS FUND INTERNATIONAL LIMITED

By:	/s/ Darren Levine
Darren Levine, Attorney-In-Fact

JAMES E. FLYNN

/s/ Darren Levine
Darren Levine, Attorney-In-Fact

Exhibit B

Due to the relationships between them, the reporting persons hereunder may be deemed to constitute a “group” with one another for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934.